U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                   Form 10-SB NO. 2

          General form for registration of securities of small business issuers Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934


                      Shannon International Resources, Inc.
                      -------------------------------------
                 (Name of Small Business Issuer in its charter)


                                     Nevada
                                     ------
         (State or other jurisdiction of incorporation or organization)


                                   98-0204956
                                   ----------
                      (I.R.S. Employer Identification No.)


                           Principal Executive Offices
                           ---------------------------
                               4020, 7 Street S.W.
                             Calgary Alberta T2G2Y8



                            (Issuer's Telephone No.)
                            ------------------------
                                 (403) 543-0970

Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act: Common Stock (Title of Stock)

Total number of pages:  28
                       ----
Index to Exhibits Appears on page:  26
                                   ----

Item 1

         (a)      Business Development

Shannon  International  Resources,   Inc.  (the  Company)  was  incorporated  in
February, 1999 under the laws of the State of Nevada for the purpose of financing and owning oil and natural gas development properties. On February 18, 1999, the Company acquired a 25% working interest in petroleum, natural gas and coalbed methane leases (Oil and Natural Gas Permit No. 9606) covering 116,279 acres of Prince Edward Island, Canada (the Working Interest) in exchange for 2,000,000 shares of the common stock of the Company from CMB Energy Corp., of Toronto, Ontario (formerly 1326703 Ontario Inc.) The agreement also grants the Company the option to acquire an additional twelve and one half percent of the working interest by the expenditure of $1,500,000 Cdn., by October 2000 and a second option to acquire a further twelve and one half percent of the working interest by the expenditure of $1,500,000 Cdn., by October 2001 and the right to enter into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 Cdn., on the property over the next thirty months.


         (b)      Narrative Description of Business

Shannon International Resources Inc. (The Company) is an independent, natural gas and oil company primarily engaged in the acquisition development and production of coalbed methane properties in Prince Edward Island, Canada. The development plan for the Working Interest is seek out a larger oil and gas company to joint venture a drilling exploration program. The Company and CMB Energy Corp., are obligated to maintain the leases in good standing by the expenditure of $16,279 Cdn., per year. To date, $44,185 Cdn., has been expended of which the Company's twenty-five percent contribution was $11,046 Cdn., which was deemed paid through the common stock issued to CMB Energy Corp. A "Working Interest" is an oil and gas industry term meaning that the holders of a "Working Interest" for an oil and gas property have a proportionate ownership interest in the property and the obligation to perform or pay their proportionate share of the exploration, development and production cost for the property and the right to share proportionately in any profits derived from the property. By holding a twenty-five percent working interest in the Prince Edward Island leases, the Company has the obligation to pay twenty-five percent of the costs and has the right to receive twenty-five percent of any profits. The Prince Edward Island property is not currently producing oil or gas and has no proven reserves. The Company has not generated any revenue to date.

Prince Edward Island lies in the southwestern part of a large, mainly non-marine, Carboniferous to Permian basin called the Maritimes Basin. The basin fill consists of fluvial, alluvial, lacustrine, and minor marine strata. "Fluvial" "alluvial" and "lacustrine" strata are sedimentary rock deposits.


Seismic (geological data complied by measuring underground movement caused by test explosions) and borehole (exploratory drilling) data suggest Prince Edward Island is underlain by coal measures strata, as estimated by the Geological

Survey of Canada, Paper 77-20. 26P. The offshore extension of the coal measures strata contain up to 20-25 coal seams, ranging in thickness between 0.6 - 3 meters (2-10 feet) with a net coal thickness from 15 to 40 meters (48 to 131 feet). A coal seam is a layer of coal enclosed in other sedimentary layers. The coal rank is bituminous (a soft grade of coal commonly mined for use by coal-fired, electric power generation plants), and calculated theoretical gas capacity values for eastern Canadian coals range from 14.4 to 17.08 cubic meters per gram of coal. Structural features associated with major northeast trending faults systems (large fractures of the subsurface rock strata) and salt depoits may have created favorable permeability conditions for enhanced coal-bed methane recovery.


Source rock studies indicate that the early Carboniferous rocks are oil prone with more than 2% total oil capacity and greater than 5 milligrams per gram of rock. Conversely, the upper Carboniferous rocks are mainly gas prone. In addition, excess coal gas expelled during coalification (the geological process whereby coal is formed) may have charged near by reservoirs. Porosities (the molecular open space within rock) up to 25% and favorable permaeablities (the degree to which the porous space can be filled with gas or liquid) have been reported from the lower Carboniferous rocks, whereas porosities up to 15% have been reported for the upper Carboniferous rocks.

Regulation: The Company's operations are subject to extensive regulation for the protection of the environment by the Canadian Federal Government and the Provincial Government where acreage is located. The Company is also subject to the typical regulation of any business. The Company must submit exploration and development plans to the Department of the Environment for the Province of Prince Edward Island for approval prior to execution of such plans. Compliance with environmental regulation may be expected to result in $50,000 Cdn., of estimated expenses to the Company over the next twelve months. Environmental protection expenses are expected to include the cost of site preparation such as road construction, fencing and earthen berms or retaining walls to contain potential overflows or spillage of oil or drilling fluids. If production is begun, the temporary measures must be made permanent, if production is not warranted, the temporary measures must be removed and the land restored to its prior condition.

Employees: The company employs one person full time and will contract the services of consultants in the various areas of expertise as required for the next six to twelve months. However it is anticipated that a full time staff of up to six people will be required as the Company develops and begins to implement the exploration and development programs over the next twelve to eighteen months. The Company is currently dependent upon a single individual, its President, Blair Coady. The Company does not have an employment agreement with Mr. Coady and does not carry key person insurance for Mr. Coady.


Material Risks

The Company and its business are subject to the following material risks which may adversely effect the market price for the company's common stock in the event a market develops as well as adversely effect the company's ability to successfully execute its plan of operation.

Development Stage Company with Limited Operating History. The Company is a development stage company in its first year of existence. The Company has no revenues and no proven reserves on its property. The Company is subject to all of the risks inherent in a start-up company including lack of operating history and adequate capital.

Adequate Insurance. The Company does not presently maintain any key man insurance on the life of its president or any form of liability insurance for its operations. The loss of the services of the president would adversely effect the Company's ability to conduct its plan of operations. The Company anticipates that adequate liability insurance coverage will be included in any exploration or development plan for the Company's working interest.

Reliance on Third Parties The Company will depends on third parties for all important aspects of its business, including its exploration and development of the working interest. The Company has limited control over these third parties, and will not be their only client. The Company may not be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Further, it cannot be certain that the quality of services that they provide will remain at levels needed to enable it to conduct our business effectively.

Competition. The Company believes that its business will face extensive competition. These competitors are likely to be larger and have greater financial resources than the Company. As a result no assurances can be given that the Company will be able to be successful in furthering its plan of operations beyond its existing property.


Risk of being a Penny Stock. The Securities and Exchange Commission has adopted rules that define a "penny stock" as a security which is not traded on a major exchange and has a market price of less than $5 per share. It is likely that the Company's securities will be characterized as penny stock. Broker-dealers dealing in the securities will be subject to the disclosure rules for transactions involving penny stocks which require the broker-dealer among other things to (i) determine the suitability of purchasers of the securities, and obtain the written consent of purchasers to purchase such securities and (ii) disclose the best (inside) bid and offer prices for such securities and the price at which the broker-dealer last purchased or sold the securities. The additional burdens imposed upon broker-dealers may discourage them from effecting transactions in penny stocks, which could reduce the liquidity of the Company's securities.

Potential Adverse Effect of Shares Issuable as Consideration for Acquistions. The Company intends to issue its common stock as consideration for acquisitions of oil and gas properties or other business development purposes. The issuance of additional shares could have an material adverse effect on the market for the Shares as well as substantially dilute the percentage ownership and book value of presently outstanding shares.


Item 2. Management's Discussion and Analysis or Plan of Operation

Plan of Operations Results of Operations

As a company in its initial stages of development, the company has no revenues from operations. The Company intends to focus its efforts entirely on the Prince Edward Island working interest for the foreseeable future. However, the company plans to formulate a development program for its Prince Edward Island working interest, which will include the implementation of a drilling program in conjunction with C M B Energy Corp., or a larger oil and gas company who will enter into a joint venture agreement for exploratory drilling and possible development. The Company has not yet entered into any discussions with any company regarding the formation of a joint venture for exploratory drilling. The Company's Plan of Operations is to wait until the Company is approached by third parties seeking to explore the entire 650,000 leased acres of Prince Edward Island of which the Company has its twenty-five percent working interest in 116,279 acres. The Company believes such a third party is likely to be a large oil and gas company capable of undertaking an exploratory program for the entire area. As a result the Company anticipates only having to provide its proportional  cost of the  exploration  program  in  order to  participate.  The
Company does not have any exploration or development equipment and does not intend to purchase any as it anticipates that the exploration program will be conducted by contracted third parties.


Though no assurance can be given, this development program is expected to provide for the drilling of exploration or test wells to determine whether there is sufficient reserves of oil or gas to then develop a program to establish production. Management believes that sufficient reserves would be such reserves that the sale of oil and gas from the area at the current market prices would repay the cost of exploration and development of the area within a reasonable time as well as provide profitable production for a period of time consistent with industry standards. Exploratory date determining the size and pressures of reserves as well as the necessary drilling depth and other drilling factors effecting production cost must first be obtained and then analyzed before a final determination may be made that there are "sufficient" reserves to justify production. Management believes that the general and administrative expenses, capital and operating expenditures related to the implementation of the development program is approximately $3,000,000 Cdn., of which the Company may be expected to provide up to $750,000 Cdn. The Company intends to raise this capital through the private placement or public offering of securities.



The Company anticipates spending $750,000 Cdn., in connection with maintaining its twenty-five percent working interest. In order to do so the Company must be able to raise capital through the sale of its securities. The Company believes it will be able sell a sufficient amount of its securities to raise the estimated $750,000 Cdn., through the oil and gas industry contacts of its President, Blair Coady and those of its Working Interest Partner, CMB Energy Corp. The Company cannot predict if it will exercise its first option to acquire up to an additional twelve and one half percent (12.5%) of the Working Interest from CMB Energy Corp., for the expenditure of approximately $1,500,000 Cdn., by October 2000 or its second option to acquire up to an additional twelve and one half percent (12.5%) of the Working Interest from CMB Energy Corp., for the expenditure of approximately $1,500,000 Cdn., by October 2001. The Company may exercise only the first option, exercise both options simultaneously or sequentially or may not exercise the options at all. Exercise of these options is dependent upon whether the Company and CMB Energy Corp., receive an offer to participate in an exploration program, whether a market is established for the Company's securities and whether the Company can successfully raise such capital through the sale of its securities. In the event, the Company is unable to pay its obligations under its existing twenty-five percent working interest, its working interest can be proportionally reduced in favor of whatever working interest partner pays the delinquent amount. Each working interest must then either approve the expenditures and provide funding or withdraw from the program. The Company expects that the Approval for Expenditures will set forth the specific costs for site preparation and drilling for the specific sites for test wells and that these costs will vary due to different conditions such as drilling depth and whether drilling is to be through relatively soft sedimentary layers or dense rock layers.



The Company believes that no expenditure of funds will be required for at least the next six months due to the fact that no offers to participate in an exploration program have been made to date. It is the Company's expectation that it will receive an offer to participate this winter and that an exploration program would begin until the spring of 2000. At such time, the Company believes its expenditures will be primarily in paying its proportional share of the cost of a third party contractor which will conduct an exploration program. The Company anticipates that the expenditure of funds will be determined by the third party contractor. Consistent with industry practice, once all or most of the working interests agree to initiate the exploration program and select the third party contractor or operator, the operator will draft a proposed exploration program and submit a request to approve the necessary expenditures to the working interest.

The Company has filed this Form 10SB Registration Statement in order to establish itself as a fully reporting company under the Securities Exchange Act of 1934. On the basis of the public information provided thereby, the Company intends to seek a listing of its common stock on the National Association of Securities Dealers, Inc., OTC Electronic Bulletin Board Market. It is the Company's belief that an independent market for its common stock will be advantageous to the Company by establishing an objective measure of value for the common stock.

The Company's business plan is to raise additional capital through private placements or public offerings of its equity securities and use the capital to pay its proportional share of the costs of development of its current Working Interest. Thereafter the Company intends to place its securities with and through the industry contacts and opportunities known to the company's management. The Company has not established any limitations on the amount or type of securities it will sell. Such amount will be determined by the market price for the Company's securities if the Company is successful in establishing this market. However, the Company also does not intend sell such securities as would result in a change in voting control the Company.


Liquidity and Capital Resources.


The company is not at present producing revenues and its main source of funds has been the sale of the company's equity securities. The company had $39,970 in cash and receivables and other current assets as of June 30, 1999. The Company has a receivable of $35,000 U.S., from Calgary Chemical, of Calgary, Alberta, which the Company's President, Blair Coady is also President. All cash is a present being used to fund ongoing general and administrative expenses, plus consulting expenses, with the total of such expenses estimated to be approximately $5,000 per month. As a result the Company has enough present cash to meet its needs for twelve months. The company will need to raise additional capital to meet its ongoing overhead obligations and the contemplated development program. Such funding may be obtained through the sale of additional securities. If the company is unable to obtain sufficient funds, then the company may seek to find development partners and increase funds available to the company through the sale of some portion of its working interest in the Prince Edward Island leases. The ability of the company to sell a portion of its working interest is not a certainty and the proceeds derived from such sales will be subject to the ongoing economic viability of the project.

The capital resources of the company are limited. At present the company is not producing revenues and is not expected to produce revenues until after November 2001. The main source of funds for working capital at present is the sale of the company's equity securities. Other possible sources of funding are loans from financial institutions with the company's leasehold interests as collateral. However, the collateral value of such leasehold interests is limited.

Result of Operations


During the period from the company's inception to June 30, 1999, there were no revenues being realized from sale of assets, production or from any other source. Expenses incurred as of June 30, 1999 from general and administrative were $8,449 and offering expenses of $17,700.

Effect of Inflation: The Company believes that inflation does not have a material affect on its business.

Year 2000 Computer Problems: Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

Although many companies undertake major projects to address the Year 2000 issue, Management does not believe that its operations are highly dependent upon computer programs. However, the Company has undertaken to ensure that its associated computer fields were designed and constructed to receive and manipulate four digit integers instead of only two. The Company?s computer system has been evaluated and found to adequately address the Year 2000 Issue . As a result, no additional costs are expected to be incurred. The Company does not anticipate any material risk resulting from Year 2000 issues in that its computer programs are relatively simple word processing and accounting programs which have been certified as Year 2000 ready. In addition, the Company maintains physical files of all essential documents and data.


Item 3. Description of Property

The Company owns a 25% working interest in petroleum, natural gas and coalbed methane leases (Oil and Natural Gas Permit No. 9606) covering 116,279 acres of Prince Edward Island, Canada (the Working Interest). The acreage covered by the Working Interest has not been sufficiently developed to indicate any proven or probable reserves of recoverable petroleum, natural gas and coalbed methane. There has been no production on the Working Interest. The Company's offices in Calgary, Alberta are provided by Calgary Chemical, of Calgary, Alberta, which the Company's President, Blair Coady is also Preident on a month to month lease at no cost to the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners holding five percent or greater of the 10,000,000 shares of common stock outstanding as of May 31, 1999

Title of Class   Name and Address               Amount and Nature         % of
                 of Beneficial Owner            of Beneficial Owner      Class
--------------------------------------------------------------------------------


Common           CMB Energy Corp.                2,220,000(1)            22.2%
                 C/O McLeod Dixon
                 Standard Life Tower
                 Suite 1800, 121 King St W Box 46
                 Toronto Ontario Canada M5H 3T9

     (1) Includes 220,000 shares registered in the name of Laughlin McLean, but does not include 200,000 shares held be Gus McLean, Laughlin McLean's uncle which he disclaims beneficial ownership. Mr. McLean is the beneficial owner of twenty five percent of CMB Energy Corp. Calder Company, Ltd., a closely held corporation is also a twenty five percent owner of CMB Energy Corp., and Investimo S.A., a closely held corporation owns the remaining fifty percent of CMB Energy Corp. These shares were issued to Danford Management, Ltd., in condieration of Mr. Coady's services as President of Shannon International Resources, Inc., as part of Mr. Coady's estate planning. Mr. Coady is neither an officer, director or shareholder of Danford Management, Ltd., and disclaims beneficial ownership in these shares.


     (b) Security Ownership of Management

                 Name and Address             Amount and Nature           % of
Title of Class   of Beneficial Owner          of Beneficial Owner        Class
--------------------------------------------------------------------------------

Common           Blair Coady                   750,000(1)                 7.5%

                 All officers and Directors
                 as a Group (1 person)         750,000                    7.5%

(1) The shares held by Danford Management, Ltd. a corporation beneficially owned by the adult sons of Mr. Coady and are hereby deemed indirectly owned by Mr. Coady.

Changes in Control: There are no arrangements, which may result in a change in control of the issuer.


Item 5. Directors, Executive Officers, Promoters and Control Persons

         (a)  Directors and Executive Officers

Blair Coady: Age 60. Mr. Coady is the Company's sole officer and director. He served as the President and Chairman of the Board of Wolf Industries, Inc., from August 1996 to April, 1998. Since October 1996 Mr. Coady has been the president and chief executive officer of Calgary Chemical, a custom blender of petroleum production chemicals. Since May 1999, Mr. Coady has served as a director of Autoco.com, a publicly held corporation traded on the OTC Bulletin Board. From 1992 to 1995 Mr. Coady served as chairman of the Board of Earthwhile

Developments Inc., a Canadian corporation involved in waste management, specifically solvent recycling, bioremediation and composting. From 1985 to 1992 he served as Chairman and Director of Calto Industries Ltd., a Canadian corporation engaged in biomedical waste remediation. From 1978-1982, he was Director and President and from 1982 to 1984 a Director of Terato Resources Ltd., a Canadian public corporation engaged in the exploration, development and production of oil and gas in Western Canada and the Southern United States. From 1966 to 1976, Mr. Coady was a Partner, Director and Vice President in Bongard, Leslie & Co., Ltd. a Canadian Investment Dealer and Brokerage firm.


As the Company develops and implements exploration and development programs over the next twelve to eighteen months, the Company intends to appoint up to four new directors to the Board as and when qualified and interested individuals are identified and accept appointment to the Board. As of this date, the Company has not offered such appointment to any individual.

     (b) Significant Employees: None


Item 6. Executive Compensation

     (a) Name & Position                     Year                  Salary Paid
--------------------------------------------------------------------------------
         Blair Coady, President              1999                       $0*

*No other cash compensation or bonuses paid or accrued.

     (b) Option/SAR Grants in Last Fiscal Year (Individual Grants): No options have been granted to date.

The Company has a Stock Option Plan, entitled the "Shannon International Resources, Inc. 1999 Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, officers, directors and independent contractors or consultants of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. The effective date of the Plan is June 1, 1999. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed an aggregate of 1,000,000 shares. The per share Option price for the stock subject to each Option shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

     (c) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-end Option/SAR Values : None

     (d) Long-term Incentive Plans -- Awards in Last Fiscal Year: None

The Company has not otherwise awarded any stock options, stock appreciation rights or other form of derivative security or common stock or cash bonuses to its executive officers and directors.

     (e) Compensation of Directors

     1. Standard Arrangements: The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

     2. Other Arrangements: There are no other arrangements.

     (f)   Employment    Contracts   And   Termination   of   Employment,    And
     Change-in-control Arrangements

Blair Coady, the Company's sole officer and director does not have an employment agreement and does not presently draw a salary. The Company expects that as and when additional funding or revenue is obtained and the time Mr. Coady devotes to the Company's affairs increase a salary and other compensation such as stock options will be adopted. Mr. Coady's future compensation will be determined by an outside director and will be submitted to the shareholders for approval.

Item 7. Certain Relationships and Related Transactions

The Company's Director is the Company's Founder and Promoter. Darrin Campbell of CMB Energy Corp., may also be considered a promoter of the Company. In anticipation of additional directors, the Company's By-Laws include a provision regarding Related Party Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction. However at the present time, the sole director is only accountable to the shareholders for any related party transaction he may enter into.

On February 18, 1999, the Company acquired a 25% working interest in petroleum, natural gas and coalbed methane leases covering 116,279 acres of Prince Edward Island, Canada from CMB Energy Corp., of Toronto, Ontario in exchange for 2,000,000 shares of the common stock of the Company. The agreement also grants the Company the option to acquire an additional twelve and one half percent of the working interest by the expenditure of $1,500,000 Cdn., by October 2000 and a second optioin to acquire a further twelve and one half percent of the working interest by the expenditure of $1,500,000 Cdn., by October 2001 and the right to enter into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 Cdn., on the property over the next thirty months.


CMB Energy Corp., acquired the working interest in November, 1998 from Prince Edward Island Gas Company in exchange for 400,000 shares of Raly Energy Corp., at a value of $1.50 Cdn., per share based upon the market price for said shares as then quoted by the Canadian Dealing Network, a Canadian over-the-counter market. Laughlin McLean owns one hundred percent of Regal Tours Atlantic, Inc., which owns twenty five percent of CMB Energy Corp. Calder Company, Ltd., a closely held corporation is also a twenty five percent owner of CMB Energy Corp., and Investimo S.A., a closely held corporation owns the remaining fifty percent of CMB Energy Corp. Calder Company, Ltd., and Investimo, S.A., have no other direct or indirect interest in shares of the Company and the Company's President has no direct or indirect interest in CMB Energy Corp., or any of its shareholders.


On March 31, 1999, the company issued 750,000 shares of common stock to Danford Management, Ltd. in consideration of the services of Blair Coady as the
President  of  Shannon  Inernational  Resources,  Inc.  (the  company),  in  the formation of the company. Danford Management, Ltd., is a corporation beneficially owned by the adult sons of Mr. Coady. Mr. Coady is neither an officer, director or shareholder of Danford Management, Ltd., and disclaims beneficial ownership in these shares. These shares were issued to Danford Management, Ltd. as part of Mr. Coady's estate planning. The Company believes that compensation paid for its president's services are reasonable and below that which Mr. Coady could receive for comparable employment for which he is qualified.

On April 30, 1999 and on June 3, 1999 the Company loaned $30,000US and $5,000US to Calgary Chemical, an Alberta corporation of which Mr. Coady is the president. The loans are payable on demand and accrue no interest. The Company's offices are located at the offices of Calgary Chemical and are provided at no cost to the Company.

Item 8. Description of Securities

The authorized capital stock of Company consists of 200,000,000 shares of $.001 common stock. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so. The common stock is entitled to pro rata distribution of the company's assets upon liquidation after the payment of all debts and obligations of the company.

Dividends upon the common stock may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the common stock, subject to the provisions of the Articles of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalising dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created. The Company does not foresee the declaration of dividends during this or the next fiscal year. However the Company reserves the right to declare a dividend when operations merit.


PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

     (a) Market Information

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. In February and March of 1999, the Company sold 7,230,000 shares for $72,300 to twenty-eight investors in a private placement of securities exempt from registration pursuant to Rule 504 of Regulation D. The Company also sold 770,000 shares for services valued at $7,700 as part of the Rule 504 offering. The Company also sold 2,000,000 shares in exchange for its working interest as part of the Rule 504 offering. There are two holders of restricted securities as defined by Rule 144, which have not been held in excess of one year. The shares 7,030,000 shares held by non-affiliates may be traded in market transactions without restriction. The shares held by the affiliates may only be sold pursuant to Rule 144. The Company has not agreed to file any registration statements for its existing shareholders.

It is the Company's Plan of Operation to use its common stock or other securities as consideration for the acquisition of properties or other business development purposes. The issuance of additional shares of common stock may materially and adversely effect the market price of the common stock in the event a market is established.


     (b) Holders

There are thirty  holders of the  Company's  Common Stock as of October 8, 1999.


     (c) Dividends

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

Item 2.    Legal Proceedings

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened, against or affecting the Company, or any of its properties, business affairs or business prospects of the Company.

Item 3.   Changes in and Disagreements with Accountants:  None


Item 4.   Recent Sales of Unregistered Securities

During the past three years, the Company sold securities, which were not registered under the Securities Act of 1933, as amended, as set forth below.




Date         Name                                        # of shares issued   Consideration
                                                                                (U.S. $)
----         ----                                        ------------------   -------------
02/26/99     Barica Mrakuzic                                    11,250           112.50
02/26/99     Marijan Mrakuzic                                   11,250           112.50
02/26/99     Paul Okada                                         52,500              525
02/26/99     Quantumvest Holdings Ltd.                         225,000            2,250
03/10/99     Mae Wandinger                                     300,000            3,000
03/22/99     Beda Strub                                        150,000            1,500
                                       12

03/25/99     Glenora Distillers Int. Limited                   480,000            4,800
03/28/99     South American Consultants, S.A.                  495,000            4,950
03/28/99     Jason Matheson                                    360,000            3,600
03/28/99     Laughlin MacLean                                  220,000            2,200
03/28/99     Judith MacLeod                                    480,000            4,800
03/29/99     Tom Murdoch                                       400,000            4,000
03/29/99     Brian Bradbury                                    350,000            3,500
03/29/99     Eaglerock Investments, Ltd.                       490,000            4,900
03/30/99     Robert Scott                                      300,000            3,000
03/30/99     Michael R. Lorden & Natalie A. Lorden              50,000              500
03/30/99     New Release Video                                 100,000            1,000
03/30/99     Topeka S.A.                                       485,000            4,850
03/30/99     Kerry Leverman                                    325,000            3,250
03/30/99     Dennis Brovarone                                   20,000              200(1)
03/30/99     S. J. Hal                                          60,000              600
03/31/99     Lionel O. Rolfe                                   200,000            2,000
03/31/99     R. Stajen Warness                                 150,000            1,500
03/31/99     Danford Management Ltd.                           750,000            7,500(2)
03/31/99     Resource Consultants Services, Ltd.               310,000            3,100
03/31/99     Annette Mason                                     325,000            3,250
03/31/99     Gus MacLean                                       200,000            2,000
03/31/99     Prince Edward Gas Company, Inc.                   300,000            3,000
03/31/99     Saks Fund International, Inc.                     400,000            4,000
03/31/99     CMB Energy Corp.                                2,000,000      Exchange(3)

(1)  Issued for services to the company's legal counsel.

(2)  Issued for services to the company's president.

(3)  Shares exchanged for  Working Interest.

The Company was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504 as a safe harbor exemption from the registration requirements of the Securities Act of 1933. Moreover, Rule 504 was available in that the Company sold less than$1,000,000.00 worth of securities in the previous 12 month period and except for the Company's officers and directors, the purchasers were unaffiliated investors. The Company relied upon the Rule 504 safe harbor exemption for the sales of securities for cash. These sales were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchasers.

The Company relied upon the exemption from registration set forth in section 4(2) of the Securities Act of 1933 for its sale of shares pursuant to the acquisition of the Working Interest in the Company's property. The purchaser in this sale was a sophisticated investor who was provided all material information regarding the Company. In addition, the Company placed a restrictive legend upon the certificates issued to the purchaser denoting the securities are "restricted securities" or held by a control person of the Company and may only be sold in compliance with Rule 144. Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Item 5.  Indemnification of Directors and Officers

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

    1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

    Nevada  Revised   Statutes   Section  78.751  requires   authorization   for
discretionary  indemnification;   advancement  of  expenses  and  limitation  on
indemnification and advancement of expenses as follows:

    1. Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:
    (a) By the stockholders;
    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
    (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
    (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

PART F/S

The following financial statements are filed as part of this registration statement:


                                 C O N T E N T S


                                                                   Page
                                                             ----------------

Independent Auditors' Report                                        1

Financial Statements

         Balance Sheet                                              2

         Statements of Operations                                   3

         Statements of Stockholders' Equity                         4

         Statements of Cash Flows                                   5

Notes to Financial Statements                                      6-9

                              MILLER AND MCCOLLOM
                          CERTIFIED PUBLIC ACCOUNTANTS


                          Independent Auditors' Report


Board of Directors
Shannon International Resources, Inc.


         We have audited the accompanying balance sheet of Shannon International Resources, Inc. (a Development Stage Company) as of June 30, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period February 17, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion,  the  financial  statements  referred to above  present fairly, in all material respects, the financial position of Shannon International Resources, Inc. (a Development Stage Company) as of June 30, 1999, and the results of its operations and its cash flows for the period February 17, 1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.







                                        /s/ Miller and Mc Collom





Denver, Colorado
August 18, 1999

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999

                                     ASSETS


CURRENT ASSETS
   Cash                                                       $   7,198

   Loans - receivable,affiliate, net of discount of
      $2,275 (Note 3)                                            32,725

   Prepaid expense                                                   47
                                                    ---------------------

         Total current assets                                    39,970

  Unevaluated oil and gas properties (using the
   full cost method) (Note 1)                                    45,000

                                                    ---------------------

         Total assets                                          $ 84,970
                                                    =====================

LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES
   Accounts payable                                           $   3,120
                                                    ---------------------

STOCKHOLDERS' EQUITY (Note 4)
   Common stock - authorized 200,000,000
     shares of $.001 per value; issued and
     outstanding 10,000,000 shares                               10,000
   Additional paid-in capital                                    80,299

   Deficit accumulated during development stage                 (8,449)
                                                    ---------------------

         Total stockholders' equity                              81,850
                                                    ---------------------

Total liabilities and stockholders' equity                     $ 84,970
                                                    =====================


        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                             Statement of Operations
     For the Period from February 17, 1999 (inception) through June 30, 1999


Expenses
   Administrative                                         $       8,449
                                                    ----------------------

Net loss                                                 $       (8,449)
                                                    ======================

Net loss per share                                                     *
                                                    ======================

Weighted number of shares outstanding                         7,486,734
                                                    ======================




* Less than ($.01)




        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity
     For the Period from February 17, 1999 (inception) through June 30, 1999

                                                                                       Accumulated
                                                                       Additional      Deficit during
                                                Common Shares           Paid-In         development
                                          ---------------------------                     stage
                                           Shares        Par Value      Capital                              Total
                                          --------------------------------------------------------------------------------


Balance, beginning of period               $        -   $          -   $          -       $       -       $         -

Common shares issued:

Issuance of common stock
  for cash on February 26, 1999                300,000            300          2,700              -             3,000
Issuance of common stock
  for cash on March 10, 1999                   300,000            300          2,700              -             3,000
Issuance of common stock
  for cash on March 22, 1999                   150,000            150          1,350              -             1,500
Issuance of common stock
         for cash on March 25, 1999            480,000            480          4,320              -             4,800
Issuance of common stock
  for cash on March 28, 1999                 1,555,000          1,555         13,995              -            15,550
Issuance of common stock
  for cash on March 29, 1999                 1,240,000          1,240         11,160              -            12,400
Issuance of common stock
  for cash on March 30, 1999                 1,320,000          1,320         11,880              -            13,200
Issuance of common stock
  for services on March 30, 1999                20,000             20            180              -               200
Issuance of common stock
  for cash on March 31, 1999                 1,885,000          1,885         16,965              -            18,850
Issuance of common stock
         for services on March 31, 1999        750,000            750          6,750              -             7,500
Issuance of common stock
  for oil and gas properties
   on March 31, 1999                         2,000,000          2,000         28,000              -            30,000

Offering costs                                      -              -        (19,701)              -           (19,701)

Net loss for period                                 -              -              -          (8,449)           (8,449)
                                          -------------   ------------  -------------   -----------------  ---------------

Balance, end of period                     $10,000,000  $      10,000  $      80,299      $  (8,449)        $  81,850
                                          =============   ============  =============   =================  ===============


        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                            Statements of Cash Flows
     For the Period from February 17, 1999 (inception) through June 30, 1999

Operating activities:
   Net loss                                              $   (8,449)
   Unamortized discount on loans receivable                   2,275

Changes in operating assets and liabilities

   Increase in prepaid expenses                                 (47)
   Increase in accounts payable                               3,120
                                                    -----------------

         Net cash provided by operations                     (3,101)
                                                    -----------------

Investing activities
   Acquisition of oil and gas properties                    (15,000)
   Loans receivable                                         (35,000)
                                                    -----------------

         Net cash (used by) investing activities            (50,000)
                                                    -----------------

Financing activities
   Issuance of common stock                                  72,300
   Offering costs                                           (12,001)
                                                    -----------------

         Net cash provided by financing activities           60,299
                                                    -----------------


Increase in cash                                              7,198

Cash at beginning of period                                       -
                                                    -----------------
Cash at end of period                                     $   7,198
                                                    =================

Supplemental disclosure of cash flow information

   Cash paid during the period for

     Interest                                                     -
     Income taxes                                                 -

Supplemental schedule of noncash investing and financing activities

   Issuance of 770,000 shares of
    common stock for services                             $   7,700

   Issuance of 2,000,000 shares of
    common stock for oil and gas properties                $ 30,000




        The accompanying notes are an integral part of these statements.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Shannon International Resources, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Corporation was incorporated pursuant to the provisions of the corporate charter of the State of Nevada on February 17, 1999.

The Corporation's primary business activity is the acquisition, development and production of coalbed methane properties in the province of Prince Edward Island, Canada. Currently, the Corporation only has an interest in non-producing properties. The Corporation is in the development stage as its operations principally involve oil and gas activities and they have no revenue from oil and gas activities.

Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Earnings (Loss) Per Share

Earnings (loss) per share of common stock is computed based on weighted average number of common shares outstanding during the period. Fully diluted earnings per share are not presented because they are anti-dilutive.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 1 - Summary of Significant Accounting Policies, Continued

Accounting for Oil and Gas Operations

Presently, the full cost method is inapplicable because the Company has not commenced its oil and gas activities. The Company intends to follow the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method using estimates of proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test," which basically limits such costs to the aggregate of the "estimated present value," discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.

Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.


Note 2 - Oil and Gas Properties

The Corporation has acquired a 25% interest in certain non-producing oil and gas properties in the province of Prince Edward Island, Canada.

This interest was acquired by the Corporation issued 2,000,000 common shares at an agreed value of $0.015 per share ($30,000) for the interest in the property and fees related to the acquisition of $15,000. The agreement also grants the Company two options to acquire an additional 25% working interest and the right to into a joint venture agreement with the holder or holders of the remaining 50% working interest by the expenditure of $3,000,000 cdn., on the property over the next thirty months.

Note 3 - Loan Receivable-Affiliate

At June 30, 1999, loans receivable consisted of the following unsecured non-interest bearing notes, which are due on demand The loans have been discounted on an imputed interest rate of 8.50% assuming repaid in one year from date of issuance. The loans are made to Calagary Chemical, an Alberta corporation of which Mr. Coady, the President of Shannon International Resources, Inc. is also the president.

                                                              Unamortized
                                             Principal          Discount
                                           --------------     ------------

  Promissory note dated, April 13, 1999      $ 30,000        $ 1,900
  Promissory note dated, June 3, 1999           5,000            375
                                           --------------    -------------

                                             $ 35,000        $ 2,275
                                           ==============    =============

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 4 - Stock Option Plan

The Company has a Stock Option Plan, entitled the "Shannon International Resources, Inc. 1999 Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, officers, directors and independent contractors or consultants of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. The effective date of the Plan is June 1, 1999. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed 1,000,000 shares. The per share Option price for the stock subject to each Options shall be as the Board may determine. All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan. Under the Plan, there have been no Options granted.

Note 5 - Income Taxes

No provision for income taxes have been provided in the accompanying financial statement. The Corporation has a net operating loss carryforward of $6,174 which will expire in 2019. The tax benefit of the net operating loss carryforward has not been recognized due to the uncertainty of realization.

The net deferred tax asset due to loss carryforward is as follows:

   Deferred tax asset                                            $ 2,099
   Valuation allowance                                            (2,099)
                                                      ---------------------

                                                             $         -
                                                      =====================

Note 6 - Basis of Presentation

The Company has no revenue and limited resources to develop its oil and gas properties. It is the Company's intent to raise additional capital through private placements or public offerings of its equity securities and use the capital for development of its current Working Interest. Thereafter the Company intends to establish or acquire assets with development and exploitation potential through industry contacts and opportunities known to the company's management. Whenever possible, the Company intends to use its common stock as consideration for such acquisitions. The ultimate objective is to conduct a balanced exploration and development program and seek to acquire operating control and majority ownership of interests in order to optimize the efficiency of operations.

                      SHANNON INTERNATIONAL RESOURCES, INC.
                          (a Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999

Note 7 - Uncertainty Due to the Year 2000 Issue

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date.

The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

Note 8 - Concentration of Risk

The Company's oil and gas properties are located on Prince Edward Island, Canada.

PART III

Item 1.           Index to Exhibits

3.1               Articles of Incorporation*
3.2               By-laws*
10.1              Working Interest Acquisition Agreement*
10.2              Purchase and Joint Venture Agreement*
10.3              Oil and Natural Gas Permit No. 96-06*
27                Financial Data Schedule

* Filed on August 31, 1999


Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SHANNON INTERNATIONAL RESOURCES, INC.

By:

/s/ BLAIR COADY
---------------
Blair Coady, President, Secretary, Sole Director
November 5, 1999